UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33758
CUSIP NUMBER:  36102A 207

(Check One):  Form 10-K ☒  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☐  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuqi International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North

Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Annual Report on Form 10-K within the prescribed time period without incurring unreasonable effort and expense.  The Registrant experienced unanticipated additional efforts in connection with the preparation and review of financial information of its numerous retail counters and stores that were acquired during the year ended December 31, 2008.  In addition, 2009 is the first year that the Registrant became an accelerated filer and thereby became subject to shorter filing deadlines for its annual report.  The Registrant will file its Annual Report on Form 10-K as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.  In addition, the Registrant, as part of its Sarbanes-Oxley Act compliance procedures, has been conducting an assessment of its internal controls as of December 31, 2008.  As was the case for the year ended December 31, 2007, such procedures resulted in the identification of certain internal control deficiencies.  Although the Registrant’s assessment procedures are not yet completed, the Registrant believes that at least one of the identified deficiencies, thus far, constitutes a material weakness.  The complete and final results of the Registrant’s assessment of its internal controls will be disclosed in its Annual Report on Form 10-K for the year ended December 31, 2008.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ching Wan Wong	852	6199-0741
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fuqi International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009	By:	/s/ Ching Wan Wong
Name: Ching Wan Wong
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).